

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

<u>Via U.S. Mail and Facsimile to 702-442-7995</u>

Steve Cochennet
Chief Executive Officer
Guardian 8 Holdings
11900 College Blvd., Suite 204
Overland Park, KS 66210

> **Re: Guardian 8 Holdings**
> **Current Report on Form 8-K**
> **Filed December 21, 2010**
> **File No. 333-150954**

Dear Mr. Cochennet:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you filed a withdrawal request on December 14, 2010 for the Form S-1 (File No. 333-150954) that was declared effective on June 16, 2008. Please submit a letter confirming that no sales have occurred pursuant to that registration statement, either by the company or any selling shareholders, and explain how new management was able to make this determination. Also explain to us why you are seeking to withdraw the registration statement at this time.

2.   We note that your company does not appear to have any class of equity securities registered under Section 12(g) of the Exchange Act. Further, it appears that the company's duty to file reports pursuant to Section 15(d) of the Exchange Act would have been automatically suspended. Please confirm that you are currently filing reports on a voluntary basis or explain to us the basis of your reporting obligation. If you are filing reports on a voluntary basis, disclose this in future periodic reports.

Also explain why Guardian 8 completed a reverse merger with a shell company that does not currently appear to have any reporting obligations.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

3.   Please provide disclosure with respect to all material relationships between the shell company and its affiliates, on the one hand, and Guardian 8 and its affiliates, on the other hand. Refer to Item 2.01(c) and (d) of Form 8-K. If no such relationships existed, explain how the parties were introduced and decided to proceed with the merger. Identify any third parties that played a material role in arranging or facilitating the transaction.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointments of Principal Officers, page 3

4.   Please revise to disclose the information required by Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

5.   We note Mr. Cochennet also works for EnerJex. Revise to indicate how many hours he intends to devote to your company and other ventures.

Item 5.06 Change in Shell Company Status, page 5

6.   Considering that you have no revenues and almost all of your assets are cash, please tell us why you are not a shell company as defined under Rule 405 of the Securities Act. Your response should take into account that a shell company is a registrant who has no or nominal operations; and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.

7.   Please provide disclosure of all information that would be included in a Form 10 filed by Guardian 8. For example, provide the disclosures required by Items 201, 202, 404 (including the information about all promoters from section (c)), 407(a), 701 and 702 of Regulation S-K.

Description of Guardian 8's Business, page 5

8.   From page 8, we note you have a pending patent application. Revise to indicate your patent application number and the duration of your patent application.

9.   Throughout your Description of Business, provide more specific information about the current state of your product development and your business activities to date. For

example, clarify whether you have a working prototype of your product, explain when you believe you will be able to manufacture products for sale, and discuss your marketing activities to date.

10.   At the top of page 8 you discuss the states that regulate stun guns. However, this discussion is current as of December 31, 2008. Please revise to provide a more current discussion.

Satisfaction of Our Cash Obligations for the next 12 months, page 10

11.   Although we note you have no revenues, please provide the disclosure required by Item 303 of Regulation S-K. For example, provide more information about your expenses to date.

Liquidity and Capital Resources, page 10

12.   Revise to estimate your capital needs for the next twelve months. We further note from page F-10 that you are currently conducting a second private placement. Please update this section for this financing.

13.   Also, please disclose your auditor's going concern opinion.

14.   From page F-12 we note you have rent expenses. Please incorporate this disclosure into this section. Also discuss any other required payments in the next 12 months.

Directors and Executive Officers, Promoters, and Control Persons, page 11

15.   Please provide the disclosure required by Item 402 such as a Summary Compensation Table. In this regard, we note page F-11 shows you issued 2,000,000 shares in June 2009 as compensation to your President and 255,000 shares during the nine months ended September 30, 2010 as compensation to your directors. Also, page F-12 shows other payments to directors and officers.

Notes to Financial Statements

Note 4. Patent and Due to Related Party, page F-10

16.   We note that your total assets are primarily comprised of costs associated with the patent application for your Personal Security Guardian device. Please revise to disclose the risks and uncertainties related to accounting estimates and vulnerability due to your concentration of activity involving one particular product and patent.

17.   Please revise to record the patent at the historical cost basis of the transferor. In addition you should account for the cash exchanged for the patent as a reduction in equity. Please see SAB Topic 5G for additional information.

Pro Forma Financial Information, age F-15

18.   Include a pro forma statement of operations for the year ended December 31, 2009 as required by Rule 11-02 of Regulation S-X.

Notes to Pro Forma Financial Statements, page F-18

19.   In note 2 to the pro forma financial statements you state that, "Because the acquisition was accounted for under the purchase method, there was neither goodwill recognized nor any adjustments to the book value of the net assets of GRMI that would affect the pro forma statement of operations." We note that Global Risk Management & Investigative Solutions reported revenue for the year ended December 31, 2009 as well as the nine months ended September 30, 2010. Please tell us in more detail how you accounted for the acquisition of Global Risk Management, why no goodwill was recognized or any adjustments made to the book value of net assets acquired, and your basis for that conclusion.

Exhibits

20.   We note you have filed your Articles of Merger. Please file your Plan of Merger as well.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Staff Accountant, at 202-551-3363 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; John Harrington, Attorney-Advisor, at 202-551-3576; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director